Save the Date --- Copa Holdings' Investor Day to be Held in Panama

PANAMA CITY, May 1, 2015 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) will be hosting its Ninth Annual Investor Day ("Copa Day") at the Hilton Hotel in Panama City, Panama on Thursday, May 28, 2015. This event, held for equity analysts and institutional investors, will take place from 9:00am to 12:00pm and will feature presentations from Mr. Pedro Heilbron, Chief Executive Officer, Mr. Jose Montero, Chief Financial Officer, as well as other senior members of Copa Holdings' management team.

For those who are interested, there are optional activities programmed as of 3:00pm on Wednesday, May 27, 2015 and also after the event on Thursday, May 28. For more information please visit http://investor.shareholder.com/copa/events.cfm.

In order to register for this event please contact Evelyns Gonzalez at ekgonzalez@copaair.com. Please confirm your participation by May 14th, 2015

Should you need more information please contact our Investor Relations Department at (507) 304-2476.

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 73 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copa.com.

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CONTACT:  Rafael Arias - Panama
Director - Investor Relations
(507) 304-2431

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SOURCE Copa Holdings, S.A.